                Securities and Exchange Commission
                     Washington, D.C. 20549

                          AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D
                         (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
--------------------------------------------------------------------
                          (Name of Issuer)

Common Shares of Beneficial Interest, par value $.01 per share
--------------------------------------------------------------------
                   (Title of Class of Securities)

                           293805105
--------------------------------------------------------------------
                         (CUSIP Number)

Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
--------------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

--------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 17 Pages

                                                  Page 2 of 17 Pages
Cusip No. 293805105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,125,400
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,125,400
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,125,400
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                                 Page 3 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                               Page 4 of 17 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a general partner in SASS/Gould REIT Partners and has shared voting and shared dispositive power with respect to the shares owned by SASS/Gould REIT Partners.

                                                    Page 5 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                               Page 6 of 17 Pages
Cusip No. 293805105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD REIT PARTNERS - 13-4057411
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         PN

                                                     Page 7 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 1,160,137 (2)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,160,137 (2)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,160,137
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 7.74%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
     NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                    Page 8 of 17 Pages

     (2) Fredric H.Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a general partner of SASS/Gould REIT Partners. Mr. Gould has shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                  Page 9 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                 Page 10 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 1,125,400 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,125,400 (1)
 PERSON WITH        ---------------------------------------------

-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,125,400
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.51%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he has shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                               Page 11 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould REIT Partners.

                                                 Page 12 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                               Page 13 of 17 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors
     Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                     Page 14 of 17 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof BRT has purchased a total of 1,125,400 Common Shares of the Company at an aggregate cost of $14,810,500. The funds used to make these purchases came from BRT's working capital. In May, 1999, BRT entered into a $45,000,000 Revolving Credit Agreement with TransAmerica Business Credit Corp. ("TransAmerica") which permits borrowings on a revolving basis. Any borrowings under the Revolving Credit Agreement must be secured by mortgage receivables or real property. No funds were drawn down under this Credit Agreement to purchase Common Shares of the Company. At the date hereof, $122,000 is outstanding under this Credit Agreement.

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,125,400 Common Shares of the Company, constituting approximately 7.51% of the 14,986,851 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 1,167,087 Common Shares in the aggregate, or 7.79% of the oustanding Common Shares of the Company.

                                                   Page 15 of 17 Pages

The following table sets forth transactions in the Common Shares of the Company effected by BRT since filing the Statement on Schedule 13D. All shares were purchased in open market purchases over the facilities of The New York Stock Exchange.

                   DATE OF           # OF           PRICE
                   PURCHASE         SHARES        PER SHARE
                   --------         ------        ---------
                  03/14/2000         5,000        $12.0000
                  03/14/2000         4,000         12.2500
                  03/14/2000        12,700         12.0625
                  03/14/2000        25,500         12.1250
                  03/14/2000        10,000         12.3750
                  03/14/2000         4,400         11.9375
                  03/15/2000         1,000         10.8750
                  03/15/2000         1,000         10.9375
                  03/15/2000         6,000         11.0000
                  03/15/2000        11,000         11.1875
                  03/15/2000         5,000         11.2500
                  03/15/2000         9,000         11.5000
                  03/15/2000        10,000         11.5625
                  03/15/2000         3,000         11.6250
                  03/15/2000        32,000         11.6875
                  03/15/2000         1,000         11.7500
                  03/16/2000         4,000         11.3750
                  03/16/2000         1,100         11.3125
                  03/16/2000        10,500         11.5000
                  03/16/2000         2,000         11.5625
                  03/16/2000         3,000         11.9375
                  03/16/2000         1,000         12.0625
                  03/16/2000         1,000         12.1875
                  03/17/2000         3,600         12.6250
                  03/17/2000         4,500         12.5000
                  03/17/2000         2,000         12.3125
                  03/17/2000         7,500         12.3750
                  03/17/2000         5,000         12.5625

                                                Page 16 of 17 Pages

Except as set forth herein, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its partners, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibit  - (a) Agreement to file jointly.  Filed with Schedule 13D.

                     (b) Power of Attorney. Filed with Schedule 13D.

                                                Page 17 of 17 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: March 20, 2000


BRT REALTY TRUST                            ----------------------
                                            Fredric H. Gould
By -------------------------
Jeffrey Gould,                              ----------------------
President                                   Fredric H. Gould Spousal IRA


GOULD INVESTORS L.P.
By: GEORGETOWN PARTNERS, INC.               ----------------------
MANAGING GENERAL PARTNER                    Helaine Gould

By--------------------------                ----------------------
Simeon Brinberg,                            Matthew Gould
Senior Vice President
                                            ----------------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By:-------------------------                ----------------------
   Jeffrey Fishman,                         Israel Rosenzweig,
   President                                Individually and as
                                            Custodian


SASS/GOULD REIT PARTNERS                    ----------------------
BY GOULD INVESTORS L.P.,                    Zehavit Rosenzweig
BY: GEORGETOWN PARTNERS, INC.

BY: ------------------------
         Simeon Brinberg,
         Senior Vice President